Exhibit 12.1

	Year Ended December 31,
	2005	2006	2007	2008	2009
Fixed Charges:
Interest Expense	148.1	163.2	161.4	208.8	188.3
Amortization of Debt Issue Costs	8.3	8.8	6.8	7.9	8.5
Capitalized Interest	2.5	0.6	0.4	1.8	2.4
Interest Factor in Rent Expense	4.0	4.1	5.0	12.5	12.0

FIXED CHARGES	162.9	176.7	173.6	231.0	211.2

Earnings:
(Loss) Income from Continuing Operations Before Income Tax	(68.1)	(76.6)	(25.2)	(64.4)	80.5
Dividends Received, Net of Earnings in Equity Affiliates	1.1	0.0	(0.2)	0.3	(0.1)
Fixed Charges	162.9	176.7	173.6	231.0	211.2
Capitalized Interest	(2.5)	(0.6)	(0.4)	(1.8)	(2.4)
Amortization of Capitalized Interest	1.6	1.6	1.6	1.8	1.9

EARNINGS	95.0	101.1	149.4	166.9	291.1

Ratio of Earnings to Fixed Charges	0.6	0.6	0.9	0.7	1.4